EXHIBIT 10.15

                           [LOGO]
            THE READER'S DIGEST ASSOCIATION, INC.


                                   August 22, 1996


Thomas M. Kenney
10 The Byway
Bronxville, New York  10708

Dear Tom:

     This letter serves to confirm payments, benefits and other terms thereof relating to your mutually agreed upon separation from The Reader's Digest Association, Inc. (the
"Company") which will become effective on the earlier of your employment by another employer or October 31, 1996
("Date of Separation").

     1. You will continue to perform your responsibilities as President, Global Magazine/Corporate Development, remain on the payroll and receive your bi-weekly salary payment until the Date of Separation. At the Company's direction, you will execute any and all resignations of offices of the Company and its affiliates.

     2. Subject to the terms of The Reader's Digest Association, Inc. Severance Plan for Senior Management ("Severance Plan"), you are eligible to receive one (1) month's base salary for each full year of continuous service completed prior to termination, subject to appropriate deductions, up to a maximum of twenty-four (24) months of base salary -- in your case, however, twenty-four (24) months in accordance with paragraph 5 of the Company's letter to you dated August 30, 1989; these severance payments will be made as follows: $387,000 within thirty
(30) days of your Date of Separation and the remaining $387,000 on a bi-weekly basis shall be paid in twenty-six
(26) equal installments, commencing immediately after the Date of Separation ("Severance Period"). (For purposes of this Agreement, your annual base salary is $387,000.)

As a condition to severance pay eligibility, you must sign the attached General Waiver and Release of Claims Form
("Waiver") and repay any outstanding advances or loans due the Company and return all Company property by the Date of Separation. No payments will be made until at least seven
(7) days have elapsed following the Company's receipt of your signed Waiver. Additional information regarding the Waiver and other severance procedures is attached to this letter.

     3. Provided you execute the Waiver, you will also be eligible to receive, on or around September 1996, an award under the Company's Management Incentive Compensation Plan; the amount of any such award, if any, will be solely in the Company's discretion, is subject to approval by the Company's Compensation & Nominating Committee and shall be made in accordance with that plan. Provided you have delivered the executed Waiver to the Company (and seven (7) days have elapsed since such delivery) and you provide the Company with at least ten (10) business days notice of your anticipated Date of Separation if it is prior to October 21, 1996, any such award to you will be payable prior to your Date of Separation, solely to preserve your eligibility under that Plan.

     4. Pursuant to the terms of The Reader's Digest
Association, Inc. Key Employee Long Term Incentive Plans
("Key Employee Plans"), you will be eligible to receive up to one hundred percent (100%) of the value of the Performance Units awarded for Fiscal Years 1994-96 (275,000 units), 24/36ths of the value of the Performance Units awarded for Fiscal Years 1995-97 (195,000 units), and 12/36ths of the value of the Performance Units awarded for Fiscal Years 1996-98 (245,000 units), provided RDA's
Compensation & Nominating Committee determines that the performance goals referred to in the respective Award
Letters of Agreement between you and the Company regarding each such award under the Key Employee Plans have been achieved and provided further you execute the Waiver. The amount of such awards, if any, will be in the sole discretion of RDA. Payment, if any, will be made at the time all awards are made under the Key Employee Plan.

     5. Pursuant to the Severance Plan, provided you execute the Waiver, the Company shall pay to you an amount equal to the difference between your monthly retirement benefit payable under The Reader's Digest Association, Inc. Retirement Plan ("RDA Retirement Plan") and the Excess Benefit Retirement Plan of The Reader's Digest Association, Inc.. and the amount that would have been payable if your age and aggregate periods of service under those plans included the Severance Period set forth in paragraph 2 of this letter. Such amount, if any, shall be paid by the Company consistent with the terms of the Severance Plan.

     6. Your medical and/or dental coverage will continue through the last day of the month which the Date of Separation occurs, regardless of whether you sign the Waiver. Pursuant to the Severance Plan, effective the first day of the month following the Date of Separation, provided you execute the Waiver, you will be entitled to continued participation in the Company's medical, dental and group term insurance plans for a period of two (2) years, unless those plans do not so permit. In such event, the Company will arrange to provide you with benefits during that period substantially similar to those you were entitled to receive under such plans immediately prior to your date of termination. For that period, your share of the cost will be automatically deducted from your severance pay. If you elect not to sign the Waiver, you will have the option to continue your medical and dental coverage at your own expense (see COBRA information attached) for a period of eighteen (18) months following the Date of Separation. In either event, you must make the election to continue coverage under COBRA within sixty (60) days of when your coverage ends.

     7. Provided you execute the Waiver, pursuant to the Severance Plan you are eligible for outplacement counseling services for a period of up to one (1) year following the Date of Separation. Please let me know if you are desirous of such services.

     8. Provided you execute the Waiver, pursuant to the Executive Financial Counseling Plan, you shall receive financial counseling services, if you desire, for one (1) year following the Date of Separation.

     9. Following your separation, you will receive a lump-sum payment reflecting any earned and unused vacation and floating personal days for the period ending as of the Date of Separation.

     10. You will be eligible for a contribution to The Reader's
Digest Association, Inc. Employee Profit-Sharing Plan ("Profit Sharing Plan") for Plan Year 1996 (based upon your 1996 Plan Year earnings) to the extent a contribution is made for that period. Your account will be settled shortly following the Date of Separation. All of the preceding is subject to the precise terms of the Profit Sharing Plan, as are requirements regarding repayment of outstanding loans to the Profit
Sharing Plan.

     11. Your currently outstanding stock options will continue to be exercisable and will continue to vest until the Date of Separation in accordance with all the other terms of the applicable stock option grants and the Key Employee Plans.
Your options may be exercised for three (3) months following the Date of Separation.

     12. You are also eligible to receive benefits under your Supplemental Retirement Benefit Agreement executed on December 12, 1989 ("SRBA"), subject to and in accordance with the SRBA's terms.
The benefits due you under the SRBA will be paid in fifteen (15) annual installments commencing at the date selected by you in accordance with the terms of the SRBA.

     13. The Company will consult with you as to the terms of any public announcement concerning your separation and termination of employment prior to such announcement. The Company's senior management will not disparage you or your work for the Company.

     14. Deferred compensation due you under The Reader's Digest Association, Inc. Deferred Compensation Plan shall include any award to you under the
Company's Management Incentive Compensation Plan discussed under Paragraph 3 above, and be paid in ten (10) annual installments in accordance with the Deferred Compensation
Plan, and such payment will not be accelerated through a lump-sum payment.

     Bill Coplin is available to provide you with additional information regarding your benefits under the Profit-Sharing Plan, RDA Retirement Plan, The Reader's Digest Association, Inc. Medical and Dental Expense Plan for Retirees and Disabled Individuals, The Reader's Digest Employee Stock Purchase Plan, Group Universal Life Insurance and SRBA

     The Company expects that you will continue to adhere to all the Company policies, practices and procedures, up to, during and following your separation including but not limited to the Company's Proprietary Information Policy, Code of Conduct and Policy on Insider Trading. Furthermore, without limitation, you should be aware that the benefits set forth in the Severance Plan are subject to all of the terms of the Severance Plan, including but not limited to
Section 4.11, which provides as follows:

       "If, without the prior written consent of the Chief Executive Officer, a participant receiving payments or benefits under this Plan shall become a proprietor, director, partner or employee of, or otherwise become connected with any business that is in competition with the Company (other than as a stockholder with a non-substantial interest in any such business), or if he shall commit any criminal act against the Company, or any act that would constitute Cause as defined herein, or if he shall disclose any information likely to be regarded as confidential and relating to the Company's business, or if he shall solicit clients against the interest of the Company or solicits the Company's employees to work for a competitor of the Company, or if he performs any other act which is substantially detrimental to the Company or its employees, including but not limited to disparaging the Company, its senior management or its products, all payments and benefits and all rights of the participant under this Plan shall cease as of the initial date of such conduct. The determination of whether such conduct has occurred shall be in the sole discretion of the Chief Executive Officer with the advice of the Senior Vice President, Human Resources and the General Counsel."

Without in any manner limiting the above, you agree that you will not prior to, during the Severance Period or for a period of one (1) year following the Severance Period become involved in a manner in any transactions or proposed transactions where an objective of such transactions is to obtain or sell or license potential direct marketing customers to or for a book and home entertainment business; you also agree not to interfere with any transactions known to you to be under consideration by the Company or otherwise create or establish a magazine in competition with Reader's Digest magazine; i.e., a magazine which contains the general competitive characteristics of Reader's Digest magazine - a tight and/or condensed editorial/format. Notwithstanding the foregoing, the Company shall not unreasonably withhold its consent to your employment by a competitor of the Company and expressly consents to your employment by or association with any entity on the attached list of "Top Media Companies by Magazine Revenue" provided your association with or employment by such entity is neither related to a "back-end business" nor "name value" oriented (other than the normal course of business in managing a traditional magazine busines), subject to the preceding. Such consent shall not operate, however, to establish a precedent or standard respecting any other entity in competition with the Company or Reader's Digest magazine and/or the reasonableness of RDA's consent and in no manner limits your obligations under Section 4.11 of the Severance Plan. The provisions in Section 4.11 of the Severance Plan and this letter concerning competition and competitors shall apply only to conduct prior to, during the Severance Period and for a period of one (1) year following the Severance Period.

     Tom, please indicate your acceptance of these arrangements by signing and dating the letter below and returning a copy of the letter and executed Waiver by September 10, 1996. This letter and the attachments set forth the entire arrangement between you and the Company, shall be governed by and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be wholly performed within New York, supersedes all prior and written communications and correspondence between you and the Company regarding this matter, and may not be changed except in writing. In all instances, the precise terms of the particular benefit plan and this letter shall govern in the event of an inconsistency between them and the attachments to this letter. Except for the amount of severance payments set forth in Paragraph 2 and the payment schedules in paragraphs 12 and 14, in the event of an inconsistency between the precise terms of the particular benefit plan and this letter, the particular benefit plan shall govern.

                                   Very truly yours,


                                   GLENDA K. BURKHART
                                   Glenda K. Burkhart

Agreed to and Accepted as of September 9, 1996

THOMAS M. KENNEY
Thomas M. Kenney







Attachments:
          CHART OF TOP MEDIA COMPANIES BY MAGAZINE REVENUE
          SEVERANCE PROCEDURES
          GENERAL WAIVER AND RELEASE OF CLAIMS FORM
          COBRA INFORMATION
          SEVERANCE PLAN FOR SENIOR MANAGEMENT

                    SEVERANCE PROCEDURES

          Pursuant to the policy of The Reader's Digest

Association, Inc. and The Reader's Digest Association, Inc.

Severance Plan for Senior Management ("Severance Plan") ,

employees have no entitlement to severance  pay upon

separation unless they meet certain eligibility

requirements, including signing the General Waiver and

Release of Claims Form.  A copy of that Form, along with the

Severance Plan is attached.  If you choose to sign the Form,

the General Waiver and Release of Claims Form prevents you

from instituting any suit against Reader's Digest or its

affiliated entities and releases Reader's Digest and its

affiliated entities from any claims and causes of action you might have (except as stated in the General Waiver and

Release of Claims Form).  This includes claims of age

discrimination under The Older Workers Benefit Protection

Act which amended the Age Discrimination in Employment Act.

Please take the time to carefully review this form.  You

have twenty-one (21) days to review the General Waiver and

Release of Claims.  We advise you to consult with an

attorney before signing the General Waiver.  Reader's Digest will become obligated to pay you severance payments only

after you sign and return this letter, the General Waiver

and Release of Claims and meet all other eligibility

requirements of the Severance Plan.


            GENERAL WAIVER AND RELEASE OF CLAIMS

          Pursuant to the terms of a letter to me dated August 22, 1996 (the "Letter") in consideration of my being granted severance payments and other released based benefits set forth in that letter to which I am not otherwise entitled, I do hereby, for myself, my heirs, executors, and administrators, waive, remise, release and forever discharge The Reader's Digest Association, Inc., its subsidiaries and affiliates and their shareholders, directors, officers, employees, representatives, agents, partners and contractors (collectively, "RDA") of and from all claims and demands arising prior to this date of every name, type, act and nature arising or existing by reason of any known or unknown, past or present act or failure to act.
      This General Waiver and Release of Claims includes, but is not limited to, any claims, demands, complaints, actions, or suits, which have or might have been asserted under federal, state or local statutes concerning civil rights, unlawful employment practices, wrongful discharge, or retaliatory discharge (including but not limited to claims under Section 510 of the Employment Retirement Income Security Act of 1974, as amended); Title VII of the Civil Rights Act of 1964; 42 USC Section 1981; the Equal Pay Act of 1963; the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act; the Rehabilitation Act of 1973 (Sections 503 and 504); the Americans With Disabilities Act; Executive Order 11246, as amended, and the regulations thereunder; the Civil Rights Act of 1991; the Family and Medical Leave Act of 1993 and any and all claims which I now have regarding my employment and separation from employment with RDA or its affiliates.
      This General Waiver and Release of Claims does not operate to waive or release any claims I may have for the severance payments and released based benefits described above, or claims for benefits under The Reader's Digest Association, Inc. Profit Sharing Plan, The Reader's Digest Association, Inc. Retirement Plan, The Reader's Digest Association, Inc. Healthcare Program, The Reader's Digest Association, Inc. Long Term Disability Plan, The Reader's Digest Group Life Insurance Plan, The Reader's Digest Association, Inc. Excess Benefit Retirement Plan, The Reader's Digest Association, Inc. Deferred Compensation Plan and The Reader's Digest Association, Inc. Employee Stock Purchase Plan, Supplemental Retirement Benefit Agreement between me and RDA, or claims for worker's compensation benefits.
      I acknowledge that I have been advised by RDA to consult an attorney prior to signing this General Waiver and Release of Claims, that I have had an opportunity to be represented by counsel of my choice who has had an opportunity to review this General Waiver and Release of Claims and that I have had at least twenty-one (21) days to consider this release. I warrant that I am executing this document of my own free will, knowingly and voluntarily. I am not relying on any promises or representations made to me other than RDA's promises to provide the release based benefits set forth in the August 22, 1996 letter. In the event that any provision of this General Waiver and Release of Claims is held to be invalid, the remaining provisions shall continue to be valid and binding. This document is not an admission of liability or wrongdoing.
      I understand that no further severance payments and release based benefits will be made to me, and I will have to return all such payments and benefits previously made to me, if RDA reasonably finds that I have engaged in competitive activities of the kind described in the Letter of a nature or have otherwise acted in a manner detrimental to the best interests of RDA, including violating RDA's policies such as the Code of Conduct and the Proprietary Information Policy or disparaging RDA, its employees or its products.
      I understand that I have seven (7) days following the signing of this General Waiver and Release of Claims to revoke it and this General Waiver and Release of Claims will not become effective or enforceable, and consulting payments not made, until after that seven (7) day revocation period has elapsed.
      By signing below, I certify that by the Date of Separation I will have returned all RDA property to RDA or its affiliates.

WITNESS:                               Date: September 9, 1996

CARMEN F. MOCOLO                       THOMAS M. KENNEY
Carmen F. Mocolo                       Thomas M. Kenney

Carmen F. Mocolo                       Thomas M. Kenney
24-40 38 Street                        10 The Byway
Astoria, NY 11103                      Bronxville, NY 10708


HUMAN RESOURCES:
               ______________________________________
               (Signature) (Represents Confirmation)